Exhibit 21.1

WISCONSIN ELECTRIC POWER COMPANY
SUBSIDIARIES AS OF DECEMBER 31, 2005

The following table includes the subsidiaries of Wisconsin Electric Power Company, an electric, gas and steam utility incorporated in the state of Wisconsin, as well as the percent of ownership, as of December 31, 2005. Wisconsin Electric is a wholly-owned subsidiary of Wisconsin Energy Corporation.

Subsidiary (a)	State of Incorporation or Organization	Percent Ownership

ATC Management Inc.	Wisconsin	33.44%
American Transmission Company LLC	Wisconsin	29.37%
Bostco LLC	Wisconsin	100%
Blue Sky Wind Farm, LLC	Minnesota	100%
Green Field Wind Farm, LLC	Minnesota	100%
Lake Breeze Wind Farm, LLC	Wisconsin	100%

(a)	Omits the names of certain subsidiaries, which if considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" as of December 31, 2005.